

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 8, 2015

David Hallonquist
President and CEO
Play LA Inc.
Unit 92
171 Main Street
Road Town
Tortola, BVI VG1110

> **Re:** **Play LA Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 000-52311**

Dear Mr. Hallonquist:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

D. Risk Factors, page 5

1. Your disclosure here indicates your auditors included a "going concern" paragraph in their opinion on your financial statements for the year ended December 31, 2014, but the Opinion as presented on page F-2 does not appear to include such a paragraph. Please reconcile this apparent discrepancy.

Item 15 – Controls and Procedures, page 46

2. In regard to your assessment of Internal Control Over Financial Reporting, please state whether you applied the 1992 or 2013 framework, pursuant to Item 308(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at (202) 551-3304 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure